FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

Envoy Communications Group Inc. 172 John Street Toronto, Ontario M5T 1X5

Item 2      Date of Material Change

June 30, 2005

Item 3      News Release

Press Release issued June 30, 2005 through Canada Newswire and the North American Disclosure Network: “Envoy Communications Group Announces Sale of John Street”. A copy of the press release is attached as Schedule “A”.

Item 4      Summary of Material Change

Envoy Communications Group Inc. (“Envoy”) announced that it has completed the sale of its John Street Inc. subsidiary and expects to record a net gain of approximately $1.9 million.

Item 5      Full Description of Material Change

On June 30, 2005 Envoy completed the sale of the shares of its John Street Inc. subsidiary and related assets to management of John Street Inc. The transaction will result in a net gain of approximately $1.9 million ($0.09 per share) which will be recorded in Envoy’s third quarter ended June 30, 2005. John Street is a Toronto-based advertising and communications company that provides services including creative concept development, strategic planning and consulting, advertising production, media planning and purchasing. John Street’s results would not have had a material impact on the profitability of Envoy for the current fiscal year, if it had not sold John Street. Although the gain will result in an increase in earnings for this fiscal year by the amount of the gain, it is a non-recurring item and will not impact Envoy’s earnings in future fiscal years.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7      Omitted Information

Not applicable.

Item 8      Executive Officer

Geoffrey Genovese, Chief Executive Officer (416) 593-1212

Item 9      Date of Report

June 30, 2005.

SCHEDULE “A”

Envoy Communications Group Announces
Sale of John Street

TORONTO, ON – June 30, 2005 – Envoy Communications Group Inc. (NASDAQ: ECGI; TSX: ECG) today announced that it has completed the sale of the shares of its John Street Inc. subsidiary and related assets to the management of John Street Inc. The transaction will result in a net gain of approximately $1.9 million. John Street is a Toronto-based advertising and communications company that provides services including creative concept development, strategic planning and consulting, advertising production, media planning and purchasing.

“At this point in time we believe that the sale of John Street is in the best interests of Envoy and its shareholders”, commented Geoff Genovese, President and Chief Executive Officer of Envoy. “ John Street. was an investment and was no longer consistent with our strategic direction. It did not impact our profitability this fiscal.”

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

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          Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to